NATIONAL TAX CREDIT INVESTORS II

55 Beattie Place, P.O. Box 1089

Greenville, SC 29602

October 9, 2007

Correspondence Filing Via Edgar and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

450 Fifth Street, NW

Washington, D.C.  20549

Attn:

Mr. Kevin Woody

Mr. Robert Telewicz

Re:

National Tax Credit Investors II

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Filed April 16, 2007

Form 10-QSB for the Quarterly Period Ended June 30, 2007

Filed August 14, 2007

File No. 000-20610

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Ladies and Gentlemen:

This letter responds to the comment of the staff of the Securities and Exchange Commission (the “Staff”) addressed to National Tax Credit Investors II, a California limited partnership (the “Partnership”), in a letter dated September 27, 2007.  The Partnership’s response to the Staff’s comment is set forth below and is numbered to correspond to the numbering of the Staff’s comment in the Staff’s letter.

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Form 10-KSB for the Year Ended December 31, 2006

Financial Statements

General

1.

Comment:  Please tell us whether any of your unconsolidated subsidiaries, including your “material investees,” have met the definition of a significant subsidiary under Rule 3-09 of Regulation S-X.  To the extent that any of your unconsolidated subsidiaries exceed the 20% level for any of the tests described in Rule 3-09 of Regulation S-X, explain to us why management has not included audited financial statements of the subsidiary with your filing.

Response:  In response to the Staff’s comment, the Partnership is a small business issuer as defined by Regulation S-B and accordingly follows the financial statement requirements prescribed by Item 310 of Regulation S-B.  The Partnership does not believe the financial statement requirements prescribed by Rule 3-09 of Regulation S-X apply to small business issuers.

As requested by the Staff, the Partnership acknowledges that: (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding the information provided, please contact Stephen B. Waters at (864) 239-1554 (phone) or (864) 239-5824 (facsimile).

Sincerely,

/s/ Stephen B. Waters

Stephen B. Waters

Vice President

National Partnership Investments Corp., the general partner of National Tax Credit Investors II cc:

Martha L. Long